uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

07023330

The U.. ommission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

082-04545

Our reference # 091-14/6260

Date May 2, 2007

RECEIVED
2007 MAY -8 A 11:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Uralsvyazinform, Russia**
**ADR: UVYZY, UVYPY**
**CUSIP 916887102**

*Attention:* Division of Corporation Finance

*Subject:* **Uralsvyazinform, ~~Russia~~** JSC
ADR: UVYZY, UVYPY
2006 financial and operational results under Russian Accounting Standards.

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find Uralsvyazinform 2006 financial and operational results under Russian Accounting Standards.

*Please, could you confirm the receipt of the present letter and the attachments by sealing its copy (attached herewith) and sending it to us by fax +7 (343) 379-19-86. Thank you.*

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

Enclosure:

1. Press release_2006 financial and operational results under Russian Accounting Standards.
2. Balance sheet as of December 31, 2006
3. Profit and Loss Statement as of December 31, 2006

5/10

**uralsvyazinform**

**11 Moscovskaya Street, Ekaterinburg, Russia 620014**
**Tel.: +7 (343) 376-20-00, Fax: +7 (343) 376-81-71**
**www.uralsviazinform.com**

RECEIVED
2007 MAY -8 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## URALSVYAZINFORM: 2006 FINANCIAL AND OPERATIONAL RESULTS UNDER RAS

Ekaterinburg – April 05, 2007 – Uralsvyazinform (RTS: URSI/URSIP, ADR: UVYZY/ UVYZYP), the leading carrier of fixed-line and mobile services in the Urals region, Russia reports the unaudited unconsolidated financial and operational results for the year ended December 31, 2006 under Russian accounting standards (RAS).

***Operational and financial highlights:****

| | *2006* | *2005* | *Change, %* |
|---|---|---|---|
| *Financial* | | | |
| Revenues, US$ mln* | 1,249.1 | 1,070.5 | +16.7% |
| Costs, US$ mln. | 967.4 | 808.5 | +19.7% |
| OIBDA, US$ mln. | 422.0 | 365.9 | +15.3% |
| OIBDA margin | 33.8% | 34.2% | - |
| Operating profit, US$ mln. | 281.7 | 262.0 | +7.5% |
| Operating margin | 22.6% | 24.5% | - |
| Pre-tax profit, US$ mln. | 124.4 | 122.0 | +2.0% |
| Net profit, US$ mln | 76.9 | 77.6 | -0.8% |
| Net margin | 6.2% | 7.2% | - |
| *Operational* | ***31.12.2006*** | ***31.12.2005*** | |
| Subscriber base: | | | |
| Fixed-line subscribers, mln. | 3.7 | 3.6 | +2.6% |
| Mobile (GSM) subscribers, mln. | 4.4 | 3.7 | +18.9% |
| Digitalization of local fixed-line networks, % | 73.6% | 69.8% | - |
| Penetration: | | | |
| Fixed lines, % | 27% | 26% | |
| Mobile, % | 92% | 83% | |
| Number of employees | 30,952 | 33,729 | -8,2% |

** Here and henceforth currency conversions are based on average exchange rates: 2005 – RUR28.3, 2006 RUR 27.1*

Complete accounting statements of Uralsvyazinform as of 2006 may be found on the corporate web-site at www.uralsviazinform.ru/en.

*For additional information, please contact IR department on tel. (007 343) 379-12-19, 379 1859 or e-mail: investor@gd.usi.ru.*
*The most recent company information is also available at www.uralsviazinform.com, www.skrin.ru (complex disclosure information system) or URSI_RU page in Bloomberg system and URSI.RTS page in Reuters system.*

**Investor Relations**
**Tel.: +7 (343) 379-12-17**
**Fax: +7 (343) 376-19-86**
**investor@gd.usi.ru**

## OVERVIEW OF BUSINESS

*Local services*

| | *31.12.2006* | *31.12.2005* | *Change, %* |
|---|---|---|---|
| Capacity installed, '000 lines | 4,045.8 | 3,966.2 | +2.0% |
| Subscribers '000 | 3,672.8 | 3,580.0 | +2.6% |
| *including* | | | |
| *Residents* | *3,153.4* | *3,082.8* | *+2.3%* |
| *Organizations* | *519.4* | *497.1* | *+4.5%* |

Over the year Uralsvyazinform added 92.8 thous. fixed-line subscribers.

Revenues from local services totaled US$355.5 mln, 10.0% up on 2005 with increased local tariffs in effect since September 1, 2005 and 92.8 thousand in subscriber additions being the main revenue drivers.

The revenues from local services in terms of customer mix:
- residents – 72.2 % (72.7% as of 2005)
- organizations – 27.8% (27.3%).

The local revenues by types of services (including radio access CDMA, DECT), US$ mln:

| | |
|---|---|
| Line installation | 24.3 |
| Monthly rentals | 254.0 |
| Per-minute payments (time-billed calls) | 46.1 |
| Other local services (contracts redrawn, etc) | 19.5 |
| Interconnection of third-party operators | 11.0 |
| Line and cabling rentals | 0.7 |
| Payphone calls | 24.3 |

*Internet*

| | *2006* | *2005* | *Change, %* |
|---|---|---|---|
| Traffic, mln min | 2,206.0 | 2,016.0 | +9.4% |
| Traffic, Tb | 945.3 | 561.0 | +68.5% |
| Revenues from Internet, US$ mln. | 61.6 | 34.6 | +78.2% |
| Broadband subscribers (DSL and VPN), thous. | 115.0 | 16.9 | +580.5% |

*Intra-zone services*

| *Outbound traffic, mln min* | *2006* | *2005* | *Change, %* |
|---|---|---|---|
| Intra-zone traffic, *including** | 3,546.0 | 882.1 | |
| Fixed-to-fixed calls | 721.7 | 882.1 | -18.2% |
| Fixed-to-mobile calls | 2,824.3 | n/a | - |
| For information** | | | |
| *DLD traffic* | *793.2* | *880.0* | *-9.8%* |
| *ILD traffic* | *124.4* | *128.7* | *-3.3%* |

* Since January 1, 2006 intra-zone traffic comprises the outbound calls initiated by fixed-line subscribers to mobile subscribers within the boundaries of a single inhabited locality.

** The volume of DLD/ILD traffic generated by the subscribers of long-distance operators and transferred by a zonal agent – OJSC "Uralsvyazinform".

Revenues from intra-zone services as of 2006 amounted to US$ 136.3 mln. Since January 1, 2006 Uralsvyazinform has not been licensed to provide long-distance services following the changes in legislation and new Interconnection Rules.

The long distance revenues in terms of customer mix:

- residents – 49.0% (59.0% as of 2005),
- organizations – 51.0% (41.0%).

The digitalization of intra-zone LD lines (in extension terms) was 97.5% as of January 1, 2007 (97.5% as of January 1, 2006).

*Mobile services (GSM)*

| **Number of subscribers** | ***01.04.2007*** | ***01.01.2007*** | ***01.07.2006*** | ***01.01.2006*** |
|---|---|---|---|---|
| *Perm region* | 1 451 591 | 1 381 448 | 1 228 216 | 1 078 766 |
| *Sverdlovsk region* | 439 128 | 417 515 | 371 863 | 290 072 |
| *Tyumen region, including Khanty-Mansyisk and Yamalo-Nenetski ADs* | 1 621 385 | 1 581 444 | 1 438 197 | 1 271 411 |
| *Chelyabinsk and Kurgan regions* | 952 502 | 1 031 580 | 1 013 597 | 1 033 992 |
| ***Total*** | **4 464 606** | **4 411 987** | **4 051 873** | **3 674 241** |

*As presented under Russian Accounting Standards (RAS), the Uralsvyazinform reporting in mobile segment before June 30, 2005 incorporated solely the results of the company's divisions, which provide mobile services on the territory of Perm and Sverdlovsk regions. The results of the 3 subsidiary mobile operators - Ermak RMS, South Urals Cellular Phone, Tyumenruscom, which provide mobile services in Kurgan, Chelyabinsk and Tyumen (including Khanty-Mansyisk and Yamalo-Nenetski ADs) regions, were only consolidated under International Accounting Standards (IAS).*
*As of July 1, 2005, due to reorganization (consolidation) of the subsidiary mobile operators (Ermak RMS, South Urals Cellular Phone, Tyumenruscom), and formation of the united interregional mobile division of OAO "Uralsvyazinform", the financial results of the division for the 3rd and 4th quarters are included in 2005 report.*

The revenues generated by mobile business in 2006 were US$ 372.7 mln or 78% up on 2005. The segment profitability totaled 36%. New services (SMS, GPRS, MMS, WAP) contributed approx. 11% (15% as of 2005) to the overall mobile revenues.

Average revenue per user (ARPU) as of 2006 was US$7.9 versus US$8.6 in 2005.

## REVENUES AND EXPENSES REVIEW

The company's revenues as of 2006 totaled US$ 1,249.1 mln. (+16.7% on 2005), including revenues from telecommunications services at US$ 1,185.9 mln (+18.0%).

The structure of revenues from telecommunications services in 2006, US$ thous:

| *Item* | *2005* | *Weight* | *2004* | *Weight* | *Change, %* |
|---|---|---|---|---|---|
| **Revenues from telecommunications services, including:** | **1,185,900** | **3,7%** | **1,005,089** | **3,5%** | **18.0%** |
| Domestic long-distance services | 136,318 | 0,4% | 227,702 | 0,80% | -40.1% |
| International long-distance services | 0 | | 48,049 | 0,17% | |
| Telegraph, telefax services | 7,276 | 0,0% | 7,866 | 0,03% | -7.5% |
| Local urban services | 320,262 | 1,0% | 293,318 | 1,03% | 9.2% |
| Local rural services | 35,227 | 0,1% | 29,848 | 0,10% | 18.0% |
| Radio communication, radio and TV broadcasting | 6,108 | 0,0% | 4,735 | 0,02% | 29.0% |
| Wired radio | 11,935 | 0,0% | 11,383 | 0,04% | 4.8% |
| Mobile services | 372,680 | 1,2% | 209,187 | 0,74% | 78.2% |
| New services | 84,944 | 0,3% | 47,681 | 0,17% | 78.2% |
| *incl. Internet* | 61,592 | 0,2% | 34,565 | 0,12% | 78.2% |

Revenue gains were mostly in connection with:

- Increased revenues from mobile services as a result of subscriber additions.
- Increased revenues from new services due to increased number of subscribers and higher usage of Internet and data transmission services.
- Higher revenues from national operators, mainly in interconnection and traffic termination as a result of changes in the 'Telecoms Law' and other regulations in effect as of 01/01/2006.
- Increased revenues from intra-zone services due to now charged fixed-to-mobile calls.
- Increased revenues from local services due to tariff upgrades as of Sept 1, 2005 (monthly fee) and subscriber additions.

Operating expenses amounted to US$ 976.4 mln. (+19.7% as compared to 2005).
The expenditure structure is as follows, US$ thous:

| Item | 2006 | Weight | 2005 | Weight | Change, % |
|---|---|---|---|---|---|
| Depreciation | 140,307 | 14.5% | 103,875 | 12.8% | 35.1% |
| Wages | 275,196 | 28.4% | 227,060 | 28.1% | 21.2% |
| Social tax expense | 56,846 | 5.9% | 47,991 | 5.9% | 18.5% |
| Rental expenses | 19,935 | 2.1% | 13,170 | 1.6% | 51.4% |
| Rostelecom interconnect charges | 7,957 | 0.8% | 113,430 | 14.0% | -93.0% |
| Other operators' services | 121,835 | 12.6% | 53,675 | 6.6% | 127.0% |
| Materials | 54,698 | 5.7% | 48,108 | 6.0% | 13.7% |
| Leasing repayments | 26,120 | 2.7% | 14,728 | 1.8% | 77.4% |
| Taxes and deductions included in expenses on main operations | 2,348 | 0.2% | 1,351 | 0.2% | 73.8% |
| Third party services, including | 148,457 | 15.3% | 106,002 | 13.1% | 40.1% |
| *Repairs and maintenance* | *39,898* | *4.1%* | *22,953* | *2.8%* | *73.8%* |
| *Power and electricity* | *11,737* | *1.2%* | *9,196* | *1.1%* | *27.6%* |
| *Heat power* | *4,894* | *0.5%* | *4,137* | *0.5%* | *18.3%* |
| *Other utilities* | *1,520* | *0.2%* | *1,164* | *0.1%* | *30.6%* |
| *Labor costs* | *4,485* | *0.5%* | *3,540* | *0.4%* | *26.7%* |
| *Transport* | *1,290* | *0.1%* | *1,248* | *0.2%* | *3.3%* |
| *Security* | *17,865* | *1.8%* | *14,005* | *1.7%* | *27.6%* |
| *Consulting, information and audit services* | *6,697* | *0.7%* | *4,452* | *0.6%* | *50.4%* |
| *Agents' commissions* | *60,073* | *6.2%* | *45,307* | *5.6%* | *32.6%* |
| Other expenses, including | 113,736 | 11.8% | 79,098 | 9.8% | 43.8% |
| *Advertising* | *18,175* | *1.9%* | *13,731* | *1.7%* | *32.4%* |
| *Contributions to Universal service fund* | *11,939* | *1.2%* | *7,745* | *1.0%* | *54.1%* |
| *Insurance* | *12,405* | *1.3%* | *11,892* | *1.5%* | *4.3%* |
| *Other payroll expenses* | *14,808* | *1.5%* | *8,596* | *1.1%* | *72.3%* |
| **TOTAL** | **967,435** | **100.0%** | **808,486** | **100.0%** | **19.7%** |

Higher expenses were mainly due to:

- Increased depreciation following the fixed assets being put in place;
- Increased wages and salaries as a result of accrued reserves of future expenses in compliance with the accounting policy;
- Write-off of expenses on construction in progress;
- Bad debt reserve set up following the appraisal of assets and obligations;
- Additional costs due to implementation of new local tariffs (including materials, advertising and other corporate actions in connection with the time-based billing platforms for local services being implemented since February 1, 2007)

Considerable growth of expenses for Other operators' services was caused by consolidation of the subsidiary mobile businesses (ZAO "Ermak RMS", OOO "South Urals Cellular Phone", ZAO "Tyumenruskom") and their financial and operational results into financial reporting of the parent company since July 1, 2005. Increased subscriber base of mobile and new services also

contributed to higher costs. Changes to the 'Telecoms Law' (Article 54) and 'Interconnection Rules' in effect since July 1, 2006, and in particular, call termination charges paid to mobile operators, were another factor to increase Other operators' services.

**Thus, as of 2006 OIBDA amounted to US$ 422.0 mln (+15.3%), operating profit – US$281.7 mln. (+7.5%), pre-tax profit – US$ 124.4 mln. (+2.0%), net profit – US$76.9 mln. (-0.8%).**

## INVESTMENTS

Capex as of 2006 totaled US$ 254.4 mln (down 27.6% on 2005).

| *Item* | *2006* | *Weight, %* | *2005* | *Weight, %* | *Change, %* |
|---|---|---|---|---|---|
| **Investments into fixed assets, US$ mln, incl:** | **254,4** | **100,0%** | **351,1** | **100,0%** | **-27,6%** |
| Building and construction of exchanges and local lines | 67,0 | 26,3% | 111,8 | 31,8% | -40,1% |
| Mobile communications | 76,5 | 30,1% | 130,3 | 37,1% | -41,3% |
| Extension of long distance exchanges, intra-zone lines | 16,8 | 6,6% | 29,7 | 8,5% | -43,6% |
| New services | 53,5 | 21,0% | 26,3 | 7,5% | 103,5% |
| *Incl. Broadband technology* | *52,7* | *20,7%* | *20,8* | *5,9%* | *153,6%* |
| Information technology | 13,5 | 5,3% | 13,7 | 3,9% | -1,5% |
| Other (buildings and special-purpose investments) | 27,1 | 10,6% | 39,3 | 11,2% | -31,1% |
| **Share of internal finance, %** | 2,8 | - | 1,4 | - | - |
| **Fixed assets put in operation, US$ mln** | 263,5 | - | 373,1 | - | - |

# Balance Sheet as of December 31, 2006

Prepared in accordance with Russian Accounting Standards

| | At the beginning of the period, RUR thnd | At the end of the period, RUR thnd |
|---|---|---|
| **NON-CURRENT ASSETS** | | |
| Intangible assets | 6 460 | 3 781 |
| Fixed assets | 37 386 337 | 40 546 869 |
| Capital investments | 891 253 | 544 514 |
| Income-generating investment in material valuables | 39 | 0 |
| Long-term financial investments | 440 019 | 359 699 |
| Deferred tax asset | 249 263 | 170 690 |
| Other non-current assets | 2 074 487 | 2 571 397 |
| **Total non-current assets** | **41 047 858** | **44 196 950** |
| **CURRENT ASSETS** | | |
| Inventories | 1 272 649 | 955 520 |
| VAT on goods purchased | 1 856 263 | 516 809 |
| Accounts receivable, incl. | | |
| *due after 12 months since the reporting date* | 245 044 | 288 721 |
| *due within 12 months since the reporting date* | 2 510 200 | 3 198 278 |
| Short-term financial investments | 514 | 72 056 |
| Cash and cash equivalents | 370 795 | 640 092 |
| Other current assets | 1 257 | 2 129 |
| **Total current assets** | **6 256 722** | **5 673 605** |
| **TOTAL ASSETS** | **47 304 580** | **49 870 555** |
| | | |
| **CAPITAL AND RESERVES** | | |
| Charter capital | 4 816 167 | 4 816 167 |
| Paid-in-excess capital | 4 875 135 | 4 814 119 |
| Reserve capital | 240 808 | 240 808 |
| Retained earnings (losses) of the previous years | 7 258 078 | 6 579 091 |
| Retained earnings (losses) of the reporting year | X | 2 084 690 |
| **Total capital and reserves** | **17 190 188** | **18 534 875** |
| **NON-CURRENT LIABILITIES** | | |
| Borrowings | 14 817 317 | 17 247 658 |
| Deferred tax liabilities | 1 337 904 | 1 961 688 |
| Other non-current liabilities | 1 723 260 | 941 085 |
| **Total non-current liabilities** | **17 878 481** | **20 150 431** |
| **CURRENT LIABILITIES** | | |
| Borrowings | 5 965 082 | 5 229 221 |
| Accounts payable | 5 696 532 | 5 110 323 |
| Dividends payable | 29 184 | 30 105 |
| Income of future periods | 103 869 | 87 174 |
| Reserves for future expenses and payments | 423 804 | 669 102 |
| Other current liabilities | 17 440 | 59 324 |
| **Total current liabilities** | **12 235 911** | **11 185 249** |
| **TOTAL EQUITY AND LIABILITY** | **47 304 580** | **49 870 555** |

Translated from Russian

# Profit and Loss Statement as of December 31, 2006

Prepared in accordance with Russian Accounting Standards

| | For the reporting period, RUR thnd | For the similar period of the last year, RUR thnd |
|---|---|---|
| **Income and expenses from main activities** | | |
| Net sales of goods, products, work, services (minus VAT, excise duties and similar obligatory payments) | 33 850 988 | 30 294 790 |
| Including sales of telecommunications services | 32 137 884 | 28 444 022 |
| Cost of goods, products, work, services sold | (26 217 484) | (22 880 160) |
| Including costs of telecommunications services | (25 085 580) | (22 180 924) |
| **Profit (loss) from sales of goods (work, services)** | **7 633 504** | **7 414 630** |
| Interest receivable | 18 913 | 9 256 |
| Interest payable | (2 021 395) | (2 084 524) |
| Income from stakes in other companies | 3 782 | 3 153 |
| Other operating income | 789 984 | 535 875 |
| Other operating expenses | (3 052 794) | (2 426 450) |
| **Profit (loss) for the reporting period** | **3 371 994** | **3 451 940** |
| Profit tax and other deductions | (1 287 304) | (1 256 954) |
| **Net profit** | **2 084 690** | **2 194 986** |

**uralsvyazinform**

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference # 09.1-14/6259

Date May 2, 2007

RECEIVED 2007 MAY -8 A 11:11 OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Uralsvyazinform, Russia**
**ADR: UVYZY, UVYPY**
**CUSIP 916887102**

*Attention:* Division of Corporation Finance

*Subject:* Uralsvyazinform information on corporate actions dd. April 16, 2007 – April 27, 2007

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. April 16, 2007 – April 27, 2007.

*Please, could you confirm the receipt of the present letter and the attachments by sealing its copy (attached herewith) and sending it to us by fax +7 (343) 379-19-86. Thank you.*

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

Enclosures:
1. Information on corporate actions dd. April 16, 2007 (New license_mobile telecommunication services).
2. Information on corporate actions dd. April 17, 2007 (Change of the share in 'Tatinkom-T').
3. Information on corporate actions dd. April 19, 2007 (Fourth coupon payment on bonds 05 series).
4. Information on corporate actions dd. April 20, 2007 (Record date_AGM).
5. Information on corporate actions dd. April 20, 2007 (Uralsvyazinform AGM).
6. Information on corporate actions dd. April 27, 2007 (Change in Uralsvyazinform net profit as of 1Q2007).

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

16 April, 2007

**On 16 April, 2007 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.**

License type: **license for rendering mobile telecommunication services.**

Number, date of issuing the license, and State authority that issued the license: **№48924 dd. 9 March, 2007, issued by the State Telecommunication Committee.**

Term of the license: **not specified in the notice from the Licensing authority.**

License territory: **Perm region.**

The date on which a decision of the Licensing authority on issuing the present license entered into force: **9 March, 2007.**

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform
11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

April 19, 2007

**Uralsvyazinform effected the fourth coupon payment on the bond issue of 05 series.**

On 19 April, 2007 Uralsvyazinform effected the fourth coupon payment on the bond issue of 05 series.

The category of securities: **non-convertible interest-bearing documentary bearer bonds with obligatory centralized custody.**

The state registration number of the Bond issue and the date of its state registration: **4-08-00175-A dd. September 23, 2004.**

The state body that registered the Bond issue: **the RF Federal Commission for the Securities Market.**

The procedure of coupon rate determination was defined by the Bonds Resolution and Prospectus approved by Uralsvyazinform Board of Directors (Protocol # 3, dd. July 28, 2004).
According to the Bonds Resolution the bonds' overall nominal value amounts to RUR 2 bn.

The first coupon rate has been approved by the Company's Board of Directors in the amount of 9.19 per cent per annum (Protocol # 29 dd. April 21, 2005), payable every half-year.

The out-paid interest per bond with par value of RUR 1,000 made up **RUR 45.82**. The total value of payments amounted to **RUR 91,640 thousand**.

The mode of payment: **non-cash settlement in the Russian Federation currency.**

Overall amount of coupon payments on the bond issue of 05 series up to date:
first coupon payment: **RUR 91,640 thousand**
second coupon payment: **RUR 91,640 thousand**
third coupon payment: **RUR 91,640 thousand**
fourth coupon payment: **RUR 91,640 thousand**

Overall amount of interest paid out on the bond issue of 05 series: **RUR 366,560 thousand.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform
11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

April 20, 2007

**On April 20, 2007 Uralsvyazinform Board of Directors determined the record date with regard to the Annual General Shareholders Meeting.**

Type of the securities:
**ordinary registered non-documentary shares.**

The list of shareholders is made up to determine the shareholders entitled to take part in Uralsvyazinform **2007 Annual General Shareholders Meeting.**

The record date was determined to be **April 27, 2007**.

The date and number of the Protocol of the Board of Directors' session the record date was determined at: **April 20, 2007. Protocol No 12.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

**April 20, 2007**

**Uralsvyazinform calls the Annual General Shareholders Meeting.**

On April 20, 2007 Uralsvyazinform Board of Directors adopted the resolution to call the Annual General Shareholders Meeting to be held in the form of simultaneous attendance of the shareholders, with blank ballots being delivered prior to the date of the AGM (Protocol of the session No 12 dd. April 20, 2007).

| | |
|---|---|
| Date of the AGM | **June 15, 2007** |
| Start time of the AGM | **10.00 a.m.** |
| Start time of AGM participants registration | **8.00 a.m.** |
| Place of the AGM and registration | **161, Kirov str., Chelyabinsk, Russia.** |

Mail addresses to direct the filled in voting bulletins to:

**620014, 11 Moskovskaya str., Ekaterinburg, Russia**
**620110, 134 b Lunacharskogo str., Ekaterinburg, Russia**
**640000, 44 Gogolya str., Kurgan, Russia**
**614096, 68 Lenina str., Perm, Russia,**
**625000, 40 Respubliki str., building 1, Tyumen, Russia**
**454000, 161 Kirov str., Chelyabinsk, Russia**
**628011, 3 Komintern str., Khanty-Mansiysk, Russia**
**629008, 2 Matrosova str., Salekhard, Russia**
**109004, 48 Nikoloyamskaya str., building 2, Moscow, Russia**

The list of shareholders entitled to participate in Uralsvyazinform AGM that will take place on 15 June, 2007, shall be compiled on 27 April, 2007.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform
11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

17 April, 2007

**Change of Uralsvyazinform share in the Charter Capital of another commercial organization or in the common stock of another joint-stock company, provided that this share totaled at least 5 per cent.**

Full name of the commercial organization, the share of Uralsvyazinform in the Charter Capital thereof altered: **Open Joint-Stock Company 'TATINKOM-T'.**

Location of the commercial organization: **Lomzhinskaya str, 20A, Kazan, the Republic of Tatarstan, the Russian Federation.**

Uralsvyazinform share in the Charter Capital and in the common stock of the commercial organization prior to the change: **33.4% of the Charter Capital; 33.4% of the common stock.**

Uralsvyazinform share in the Charter Capital of the commercial organization after the change: **0% of the Charter Capital; 0% of the common stock.**

The date of change of Uralsvyazinform share in the Charter Capital and in the common stock of the commercial organization: **13 April, 2007.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform
11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

April 27, 2007

**Substantial change in Uralsvyazinform net profit (I quarter 2007).**

Substantial events resulting in the change of the Issuer's net profit by more than 10 per cent:

**In the fourth quarter 2006 there was an increase in ordinary activities expenditures due to the accrual of provisions for liabilities and charges, and implementation of time-based payment system for local telephone connections since 1 February 2007 (expenditures for advertising and other materials).**

**In the first quarter 2007 there was the decrease in expenditures for call initiation and termination services rendered by carriers, decrease in miscellaneous expenses resulting from the decrease in: loss on capital assets and construction-in-progress write-off and retirement; interest charges; loss on accrued provisions for doubtful debts.**

The date of occurrence of the substantial events resulting in single change of the issuer's net profit by more than 10 per cent: **the first quarter, 2007**.

Net profit of the Issuer for the reporting period preceding the reporting period the present substantial event occurred in: **loss of the Company for the fourth quarter 2006 totaled RUR 384,144,000 (three hundred eighty four million one hundred and forty four thousand Russian rubles).**

Net profit of the Issuer for the reporting period the substantial event occurred in: **net profit of the Company for the first quarter 2007 totaled RUR 1,200,784,000 (one billion two hundred million seven hundred and eighty four thousand Russian rubles).**

The change in the Issuer net profit in absolute relation:
**RUR 1,584,928,000 (one billion five hundred eighty four million nine hundred twenty eight thousand Russian rubles).**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

END